                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                             LXR Biotechnology Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                        Common Stock ($.0001 par value)
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   502468101
                             ----------------------
                                 (CUSIP Number)

                               Kenneth R. McGuire
                              3000 North Clybourn
                                   Hangar 34
                                Burbank CA 91505
                                Tel 818 843-8242
          ------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)

                                 March 31, 1997
          ------------------------------------------------------------
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13D/A-1(b)(3) or (4), check the following space [ ].

Check the following space if a fee is being paid with the statement [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 502468101                  13D/A
-------------------------------------------------------------------------------
1  Name of Reporting Person                             Kenneth Robert McGuire
   S.S. or I.R.S. Identification No. of Above Person    (Intentionally omitted)

-------------------------------------------------------------------------------
2  Check the Appropriate Box if a Member of a Group                   (a)  [ ]
                                                                      (b)  [X]
-------------------------------------------------------------------------------
3  SEC Use Only

-------------------------------------------------------------------------------
4  Source of Funds                                                    BK

-------------------------------------------------------------------------------
5  Check Box if Disclosure of Legal Proceedings is Required           [ ]

-------------------------------------------------------------------------------
6  Citizenship or Place of Organization                               USA

-------------------------------------------------------------------------------

                        7       Sole Voting Power                     4,008,284
                        -------------------------------------------------------

Number of Shares        8       Shared Voting Power
Beneficially Owned by   -------------------------------------------------------
Reporting Person With
                        9       Sole Dispositive Power                4,008,284
                        -------------------------------------------------------

                        10      Shared Dipsositive Power
-------------------------------------------------------------------------------
11  Aggregate Amount Beneficially
Owned By Each Reporting Person                                        4,008,284

-------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) excludes Certain
     Shares                                                           [ ]

-------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)                18.4%

-------------------------------------------------------------------------------
14  Type of Reporting Person                                          IN

CUSIP No. 502468101                                           Page 3 of 3 pages

Item 3.  Source of Funds or Other Consideration

         Since the filing of the Reporting Person's Amendment No. 1 to Schedule 13 D, he purchased 1,974,000 shares of Common Stock for an aggregate purchase price of $3,426,186.80. The source of funds was a margin loan from NationsBank.

Item 5.  Interest in Securities of the Issuer

         a. The Reporting Person has beneficial ownership of 4,008,284 shares of Common Stock including a warrant to purchase 8,000 shares of Common Stock. These holdings constitute 18.4% of the shares of Common Stock outstanding.

         On March 31, 1997, the Reporting Person also purchased in a private, negotiated transaction 70,566 shares of Common Stock at a purchase price of $1.78 per share and gifted those shares to his sister, certain brothers and their children. The Reporting Person has no power to vote or to dispose of the gifted shares.

         b. The Reporting Person has sole power to vote and to dispose the shares.

         c. All transactions were purchases by the Reporting Person:

         Date               Shares           Price          Manner

         3/31/97          1,536,334          $1.78          Private, negotiated
                                                            transaction

         3/31/97            437,666           1.58          Private, negotiated
                                                            transaction

Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 1, 1997

/s/ Kenneth R. McGuire
----------------------
    Kenneth R. McGuire